FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release of “Announcement: Impact of the Earthquake off the Pacific Coast of Tohoku on the operations of KONAMI CORPORATION and its subsidiaries (“KONAMI”)” which was filed with the Tokyo Stock Exchange on March 17, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: March 17, 2011	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

March 17, 2011

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and Chairman of the Board, President

Shares listed: Tokyo, New York and London Stock Exchanges

Contact: Noriaki Yamaguchi, Representative Director, Vice-President, Corporate Officer

    Tel: +81-3-5771-0222

Announcement: Impact of the Earthquake off the Pacific Coast of Tohoku on the

operations of KONAMI CORPORATION and its subsidiaries (“KONAMI”)

KONAMI extends its deepest condolences to the victims and their families of the March 11th, 2011 earthquake disaster on the Pacific Coast of Tohoku and Kanto.

Konami Corporation (the “Company”) hereby announces the present condition of its operations relating to the KONAMI group

1.	Damage to our group

Some Konami sports clubs in our Health & Fitness business experienced damage to their facilities. As a result, we temporarily closed all the facilities located in the Kanto region and further north of the Kanto region on March 14 and 15, from the perspective of safety and saving electricity saving. Since March 16, we re-opened some clubs as long as we have confirmed the safety of the facilities and prepared for saving electricity. Meanwhile, there was no damage from the earthquake relating to all facilities located further west of the Kanto region and those facilities have been opened on a regular schedule.

The detailed impact on the production and logistics of our products including by our Digital Entertainment business remains under examination. We are proceeding to address this situation including the impact of rolling blackouts.

2.	Forecast of impact of the damage on our business performance

The detailed damage from the earthquake is currently being examined. If a significant impact on our projected consolidated results for the year ending March 31, 2011 is revealed, the Company will disclose the impact immediately.

End